Exhibit 99.9

Consent of Genivar LP

I refer you to the Registration Statement on Form F-10 (File No. 333-147126) of North American Palladium, and any registration statements filed pursuant to Rule 429 under the U.S. Securities Act of 1933, as amended (including the documents incorporated by reference therein, collectively, the “Registration Statement”).

Reference is made to the technical report prepared by my firm, Genivar LP,  relating to the Sleeping Giant Mine property dated  October 8, 2008 (the “Report”).

I hereby consent to the use of our name and references to the Report, or portions thereof, in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Registration Statement.

September 21, 2009

Yours truly,

/s/ Genivar LP

Per:	Andre Roy, Eng.
Title:	Manager of the Abitibi Geology and Mines Business Unit of Genivar